VIA EDGAR

December 27, 2005

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Campbell Alternative Asset Trust File No. 333-74014

Dear Sir or Madam:

Pursuant to Rule 461 of the rules of the Securities Act of 1933, Campbell Alternative Asset Trust (the “Trust”) hereby requests that the effective date of the Registration Statement filed with the Commission on December 5, 2005, and again on December 20, 2005, be accelerated so as to become effective at 9:00 a.m. Eastern Time, on Friday, December 30, 2005 or as soon thereafter as possible.

We hereby acknowledge that:

1.
Should the Securities and Exchange Commission (the "Commission"), or the staff of the Commission (the "Staff") acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

2.
The action of the Commission, or the Staff acting pursuant to delegated authority, in declaring the Trust effective, does not relieve the Trust from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Very truly yours,

CAMPBELL ALTERNATIVE ASSET TRUST

By: Campbell & Company, Inc., Managing Owner

By:	/s/ THERESA D. BECKS Theresa D. Becks Chief Financial Officer